Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three months ended	Year Ended June 30,
	September 30, 2015	2015	2014	2013	2012	2011

Earnings (a)
Earnings from continuing operations before income taxes	5,513	18,507	27,820	27,052	22,267	28,071
Add: Fixed charges	270	867	674	489	435	349
Add: Cash distributions from equity method investments	11	1	54	71	74	14
Subtract: Income (loss) from equity method investments	(14)	(78)	(152)	(99)	27	110

Total Earnings	5,808	19,453	28,700	27,711	22,749	28,324

Fixed Charges (b)
Interest expense	236	756	577	394	345	264
Capitalized debt related expenses	13	25	20	35	35	31
Interest component of rental expense	21	86	77	60	55	54

Total Fixed Charges	270	867	674	489	435	349

Ratio of Earnings to Fixed Charges	22	22	43	57	52	81